Exhibit 99.1

E-House to Become Leju’s Majority Shareholder; E-House, Alibaba and Leju to Jointly Build Online Real Estate Platform; Alibaba to Increase Stake in E-House

BEIJING, July 31, 2020 — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced that it has become aware that E-House (China) Enterprise Holdings Limited (“E-House”) (Stock Code: 2048), listed on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), has entered into definitive agreements with Mr. Xin Zhou, Leju’s executive chairman, and certain of his affiliated entities (“Zhou Parties”), and SINA Corporation and its affiliated entity (“SINA Parties”), to acquire an aggregate of 56.19% interest in the issued share capital of Leju.

To Leju’s knowledge, pursuant to the agreements, E-House has conditionally agreed to purchase (i) 49,686,192 ordinary shares and 2,239,804 ADSs (each representing one ordinary share) of Leju from the Zhou Parties by issuing to the Zhou Parties 166,918,440 of its ordinary shares (“E-House Shares”), and (ii) 24,438,564 ordinary shares and 36,687 ADSs (each representing one ordinary share) of Leju from the SINA Parties by issuing to the SINA Parties 78,676,790 E-House Shares. The completion of these transactions is subject to certain closing conditions, including the approval by the requisite majority of shareholders or independent shareholders of E-House and the granting of the approval for the listing of, and permission to deal in, the E-House Shares by the Hong Kong Stock Exchange. Upon completion of these transactions, Leju will become a subsidiary of E-House and its financial results will be consolidated into the accounts of E-House.

In addition, E-House announced the establishment of strategic cooperation with Alibaba Group Holding Limited (NYSE, BABA, 09988.HK) (“Alibaba”). According to a business cooperation agreement entered into between E-House and a subsidiary of Alibaba, the two parties will cooperate in areas including online-offline real estate transaction, digital marketing and after-sale services with the goal of enhancing the digital and intellectual capabilities of the real estate service industry. Alibaba will closely collaborate with E-House and Leju to build an online real estate marketing platform and digital transaction network, with E-House being the operator of online transaction services on the platform and Leju being the operator of digital marketing services.

Also to Leju’s knowledge, Alibaba has agreed to (i) subscribe for E-House Shares to be issued by E-House, which will increase Alibaba’s stake in E-House to approximately 8.32%, and (ii) subscribe for a convertible note to be issued by E-House that is convertible into E-House Shares. Assuming full conversion of the convertible note, Alibaba will own a total 13.26% of the issued share capital of E-House, making it the second largest shareholder of E-House.

“The cooperation between E-House and Alibaba is not only a key milestone in E-House’s and Leju’s development, but also a significant event in China’s real estate service industry,” said Mr. Xin Zhou, Leju’s executive chairman. “In the process of collaborating with E-House and Alibaba to build an online real estate marketing and transaction platform, Leju will leverage its experience in online marketing and transaction service and become the service provider for digital marketing and operation on the platform. This will greatly enhance Leju’s core value and competitiveness.”

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement All information provided in this press release is as of the date of this press release, and Leju does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 5895-1062

E-mail: ir@leju.com

Philip Lisio

Foote Group

Phone: +86 135-0116-6560

E-mail: phil@thefootegroup.com